Exhibit 95

MINE SAFETY DISCLOSURE

At Alcoa, management strives to work safely in a manner that protects and promotes the health and well-being of the Company’s employees, contractors, and the communities in which Alcoa operates because it is fundamentally the right thing to do. Despite uncertainties and economic challenges, Alcoa remains committed to living its values and managing risks accordingly. In 2014, 42.7% of Alcoa’s global locations reported no recordable injuries, and 80.5% reported zero lost workdays. In Alcoa’s 2014 Employee Global Voices Survey, “If I see a situation that is unsafe, I can stop work” received the highest overall rating (at 91% favorable) by employees participating in the survey.

Alcoa’s health and safety systems are anchored by committed people who are actively engaged and effectively support a safe work environment, safe work methods, and overall production system stability. Each day, people at all levels proactively monitor and intervene to defend against weaknesses that develop in Alcoa’s safety systems by identifying potential hazards and error-likely situations and responding to eliminate or control them.

In the table below, there are disclosures involving the Point Comfort, TX alumina refinery. All citations have been or are being addressed. None constituted an imminent danger.

Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

Certain of Alcoa’s U.S. facilities are subject to regulation by the Mine Safety and Health Administration (MSHA) under the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The MSHA inspects these facilities on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever the MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation. Citations or orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed.

Management believes the following mine safety disclosures meet the requirements of section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

Mine Safety Data. The table and other data below present mine safety information related to Alcoa’s U.S. facilities subject to MSHA regulation, as required by section 1503(a)(1) of the Dodd-Frank Act. The following data reflects citations and orders received from the MSHA during the quarter ended March 31, 2015, as reflected in the MSHA system on March 31, 2015, and the proposed penalties received from the MSHA during such period. ($ in full amounts)

Mine or Operating Name/ MSHA Identification Number(1)	Section 104 S&S Citations(3) (#)	Section 104(b) Orders(4) (#)	Section 104(d) Citations and Orders(5) (#)	Section 110(b)(2) Violations(6) (#)	Section 107(a) Orders(7) (#)	Total Dollar Value of MSHA Assessments Proposed(8) ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e)(9) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)

Point Comfort, TX Alumina Refinery(2)	3	—	1	—	—	$57,814	—	no	no	7	2	2

(1)	The MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine or operation rather than the MSHA identification number because that is how Alcoa manages and operates its business, and management believes that this presentation is more useful to investors.
(2)	Under the Interagency Agreement dated March 29, 1979 between the MSHA, the U.S. Department of Labor, and The Occupational Safety and Health Administration, alumina refineries (such as Alcoa’s Point Comfort facility) are subject to MSHA jurisdiction.
(3)	Represents the total number of citations issued under section 104 of the Mine Act, for violations of mandatory health or safety standards that could significantly and substantially contribute to a serious injury if left unabated. This includes the citations listed under the column headed §104(d).
(4)	Represents the total number of orders issued under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period prescribed by the MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until the MSHA determines that the violation has been abated.
(5)	Represents the total number of citations and orders issued under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

(6)	Represents the total number of flagrant violations identified under section 110(b)(2) of the Mine Act.
(7)	Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act.
(8)	Amounts represent the total dollar value of proposed assessments received.
(9)	On September 24, 2014, MSHA notified Alcoa that it had decided to postpone issuance of a pattern of violations notice to Alcoa’s facility in Point Comfort, Texas because of Alcoa’s recent corrective actions and safety improvements. On January 30, 2015, MSHA notified Alcoa that it would not issue a pattern of violations notice for the 12-month enforcement period ending July 31, 2014, because Alcoa had achieved MSHA’s target rate for reductions in S&S violations.

During the quarter ended March 31, 2015, Alcoa had no mining related fatalities, and none of the Company’s mining operations received written notice from the MSHA of a pattern of, or the potential to have a pattern of, violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act.

The Federal Mine Safety and Health Review Commission (the “Commission”) is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. As of March 31, 2015, Alcoa has a total of seven matters pending before the Commission. All of these matters concern contests of citations or orders issued under section 104 of the Mine Act, along with the contests of the proposed penalties for each of these. Two and five of these matters, respectively, concern citations, orders or proposed assessments issued by MSHA during 2015 and 2014.